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SEC FILE NUMBER
8-67949

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:

UNDERHILL SECURITIES CORP.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4045 S. Spencer Street; Suite 108
(No. and Street)

Las Vegas	**Nevada**	**89119**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Underhill **(702) 987-5449**
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bradford R. Dooley & Associates
(Name – if individual, state last, first, middle name)

209 West Jackson Boulevard, Suite 404	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **Frank Underhill**, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Underhill Securities Corp.** as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

F. Underhill
Signature

President
Title

Sworn and subscribed to me on the

25th day of February, 2015

Linda Miller
Notary Public

Notary Public - State of Nevada
COUNTY OF CLARK
LINDA MILLER
No. 02-75653-1 My Appointment Expires May 23, 2018

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[x] (n) A copy of the Exemption Report.
[ ] (o) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

UNDERHILL SECURITIES CORP.
FINANCIAL STATEMENTS

DECEMBER 31, 2014

(FILED PURSUANT TO RULE 17a-5(d)
UNDER THE SECURITIES EXCHANGE ACT OF 1934)

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD – SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Underhill Securities Corp.

We have audited the accompanying financial statements of Underhill Securities Corp. (a Nevada corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income (loss), changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Underhill Securities Corp.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Underhill Securities Corp. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Underhill Securities Corp.'s financial statements. The supplemental information is the responsibility of Underhill Securities Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Bradford R. Dooley & Associates

Chicago, Illinois
February 26, 2015

UNDERHILL SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014

ASSETS

Cash	$	8,722
Deposit with broker		50,000
Securities owned, at fair value		18,000
Other assets		3,380
Total assets	$	80,102

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses			$	3,823
Total Liabilities				3,823
Stockholders Equity				
Common stock $.001, authorized 75,000,000 shares; issued and Outstanding 58,680 shares	$	59		
Paid in capital		180,365		
Retained earnings (deficit)		(104,145)		
Total stockholder's equity				76,279
Total liabilities and stockholder's equity			$	80,102

The accompanying notes to the financial statements are an integral part of this statement

UNDERHILL SECURITIES CORP.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenue		
Commissions Revenue	$	280,847
Other income		5,418
Total revenue	$	286,265
Expenses		
Licenses, registrations and fees		15,289
Compensation to personnel		85,135
Clearing and execution charges		82,419
Travel & Entertainment		6,330
Communication		3,865
Occupancy		13,573
Professional fees		61,967
Office supplies		14,372
Other operating expenses		8,146
Total expenses		291,096
Net income or loss before taxes		(4,831)
Provision or credit for income taxes		
Net income (loss)	$	(4,831)

The accompanying notes to the financial statements are an integral part of this statement.

UNDERHILL SECURITIES CORP.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock	Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, January 1, 2014	$ 59	$155,865	($99,314)	$56,610
Contribution of paid-in capital	-	24,500	-	24,500
Net income for the year ended December 31, 2014	-	-	($4,831)	(4,831)
	-	-		-
Balance, December 31, 2014	$ 59	$ 180,365	$ (104,145)	$ 76,279

The accompanying notes are an integral part of these financial statements.

UNDERHILL SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Cash Flows From (Used) In Operating Activities:		
Net income (loss)	$	(4,831)
Changes in assets and liabilities:		
Receivables from broker		3,000
Other assets		12,265
Accounts payable and accrued expenses		(31,242)
Net cash from (used) in operating Activities	$	(20,808)
Cash Flows From (Used) In Investing Activities:		
Decrease in CRD deposit		1,217
Net cash from (used) in investing Activities	$	1,217
Cash Flows From (Used In) Financing Activities:		
Contribution of paid-in capital		24,500
Net cash from (used in) financing activities	$	24,500
Net increase in cash		4,909
Cash and cash equivalents at beginning of year		3,813
Cash and cash equivalents at end of year	$	8,722
Supplemental Information:		
Income taxes paid	$	6,983

The accompanying notes to the financial statements are an integral part of this statement.

UNDERHILL SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

(1) Organization and Description of Business

Underhill Securities Corp. (the Company) was incorporated in the State of Nevada on February 21, 2007. The Company became registered as a broker/dealer with the Securities and Exchange Commission on July 31, 2008 and a member of the Financial Industry Regulatory Authority, Inc. (FINRA) on January 26, 2009.

The Company operates exclusively as a securities broker/dealer and is accordingly required to abide by all applicable rules and regulations of the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and other regulatory bodies. All trades are cleared on a fully disclosed basis.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

(2) Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition
Securities transactions (and related revenue and expenses) are recorded on the settlement date of the transactions.

Furniture and Equipment
Furniture and equipment are stated at historical cost and are depreciated based upon their useful life, generally five or seven years. Maintenance and repairs are charged to income as incurred.

Cash Equivalents
The Company considers all highly liquid investments with an original maturity when purchased of three months or less to be cash equivalents.

Income Taxes
The Company files its corporate income tax return on the accrual basis. Investment tax credits and job credits are applied as a reduction of federal income taxes using the flow-through method.

(2) **Summary of Significant Accounting Policies** (continued)

Income Taxes (continued)
FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year.

Management has reviewed the Company's tax positions for the open tax years (current and prior three tax years) and concluded that no provision for income tax is required in the Company's financial statements. Such open tax years remain subject to examination by tax authorities.

(3) **Fair Value Measurement**

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. As such, even when market assumptions are not readily available, the Company's own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements:

Level 1
Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2
Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3
Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

(3) **Fair Value Measurement** (continued)

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no significant transfers among levels 1, 2, and 3 during the year.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2014:

		Fair Value Measurement Using		
	Total	*Level 1*	*Level 2*	*Level 3*
Securities owned				
Common stock	$	$ -0-	$ -0-	
Restricted common stock	18,000	-0-	-0-	18,000
Total	$18,000	$ -0-	$ -0-	$18,000

Financial instruments classified as Level 3 in the fair value hierarchy represent the Company's investments in financial instruments for which the Company has used at least one significant unobservable input in the valuation model. The following table presents a reconciliation of activity for the Level 3 financial instruments:

	Restricted Common Stock
Balance, beginning of year	$ 18,000
Purchase of shares	-0-
Balance, end of year	$ 18,000

(4) **Deposits with Broker**

The company introduces customer transactions for clearance by another broker-dealer under a clearing agreement on a fully disclosed basis. The Company is required to maintain a deposit with its clearing broker.

The Company is obligated for nonperformance by customers it has introduced to the clearing broker. The Company actively monitors its exposure under this obligation by requesting substantiation of its customers' activities from the clearing broker on a daily basis. No such nonperformance by a customer, based on refusal or inability to fulfill its obligations occurred in 2014.

(5) **Net Capital Requirements**

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined.

(5) **Net Capital Requirements** (continued)

Net capital and aggregate indebtedness change from day to day, but at December 31, 2014, the Company had net capital and net capital requirements of $54,899 and $5,000, respectively. The net capital rule may effectively restrict the payment of cash dividends.

(6) **Commitments**

The Company leases its office facilities under a lease on a month to month basis. For the year ended December 31, 2014, rent expense was $13,573.

(7) **Note Payable- officer**

As of December 31, 2014, the company has no payables to officers.

(8) **Subsequent Events**

In accordance with the provisions set forth in FASB ASC Topic 855, *Subsequent Events*, management has evaluated subsequent events through February 26, 2015, the date the financial statements were available for issuance. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

SUPPLEMENTARY INFORMATION

UNDERHILL SECURITIES CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
AS OF DECEMBER 31, 2014

Total member's capital (deficit)	$ 76,279
Additions:	
Subordinated borrowings, allowable	________
Total member's capital (deficit) and allowable subordinated borrowing	$ 76,279
Deductions and/or charges:	
Furniture and equipment, non-allowable	-0-
Securities owned	18,000
Other assets	3,380
Haircuts on securities	-0-
Total	21,380
Net Capital	**54,899**
Minimum net capital requirement	5,000
Excess net capital	$49,899
Aggregate indebtedness:	
Accounts payable and accrued expenses	3,822
Total aggregate indebtedness	$3,822
Ratio of aggregate indebtedness to net capital	.07 to 1

A reconciliation between the above computation and the Company's corresponding unaudited Part IIA of Form X-17a-5 as of December 31, 2014

unaudited Part IIA FOCUS filing	$39,542
audit adjustments-reduction of income taxes payable	$15,357
Audited net capital	$54,899

The accompanying notes to the financial statements are an integral part of this statement.

UNDERHILL SECURITIES CORP.
DECEMBER 31, 2014

Computation for Determination of Reserve Requirements Under Rule 15c3-3 December 31, 2014

A computation of reserve requirements and information relating to possession or control requirements is not applicable to Underhill Securities Corp. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii)

Information Relating to Possession or Control Requirements Under Rule 15c3-3 December 31,2014

A computation of reserve requirements and information relating to possession or control requirements is not applicable to Underhill Securities Corp. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii)

UNDERHILL SECURITIES CORP.

REVIEW OF EXEMPTION REPORT
DECEMBER 31, 2014

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD – SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477
FAX
(312) 939-8739

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Underhill Securities Corp.

We have reviewed management's statements, included in the accompanying exemption report of Underhill Securities Corp. (the Company), in which (1) the Company identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2) (ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Bradford R. Dooley & Associates

Chicago, Illinois
February 26, 2015

Underhill Securities Corp. A FINRA & SIPC Member
www.underhillsecurities.com - 702-987-5449 - frank@underhillsecurities.com

Rule 15c3-3 Exemption Report

02-26-15

Underhill Securities Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

I, Frank Underhill, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

F. Underhill

Frank Underhill

CEO, Underhill Securities Corp.